Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated May 12, 2023, except for Notes 1, 11 and 15 which are dated September 28, 2023 in Amendment No. 2 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-273597) with respect to the consolidated balance sheets of Vittoria Limited and its subsidiaries (collectively the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

WWC, P.C.
San Mateo, California	Certified Public Accountants
September 28, 2023	PCAOB ID No. 1171